yw

Securities and Exchange Commission
Trading and Markets

FEB 28 2018

RECEIVED

18001440

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janney Montgomery Scott LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Arch Street
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Miller 215-665-6137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

OATH OR AFFIRMATION

I, Anthony Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janney Montgomery Scott LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Janelle M. Bustion, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires May 19, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

EVP, CAO
Title

Janelle M. Bustion
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Janney Montgomery Scott LLC

Consolidated Statement of Financial Condition
and Supplemental Information

December 31, 2017

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Janney Montgomery Scott LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Janney Montgomery Scott LLC and its subsidiary as of December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statement. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statement or the underlying accounting and other records, as

PricewaterhouseCoopers LLP,Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330-3300, www.pwc.com/us

applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the consolidated financial statement as a whole.

PricewaterhouseCoopers LLP

February 23, 2018

We have served as the Company's auditor since 2004.

Janney Montgomery Scott LLC
Consolidated Statement of Financial Condition
December 31, 2017

Assets:		
Cash and cash equivalents	$	8,182,919
Segregated cash		12,022,500
Receivable from brokers, dealers and clearing organizations:		
Securities borrowed		2,123,425,509
Securities failed to deliver		1,637,736
Clearing organizations		59,518,585
Receivables from customers (net of allowance for doubtful accounts of $67,260)		374,388,550
Receivable from non-customer		338,788
Securities owned, at fair value		333,510,997
Investments in partnerships		5,887,173
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $79,003,920 and grant contra assets of $6,501,220)		24,573,894
Intangible assets (net of accumulated amortization of $8,544,000)		156,000
Goodwill		49,601,576
Corporate owned life insurance ("COLI")		111,637,550
Employee loans and advances (net of allowance for doubtful accounts of $226,175)		177,155,780
Deferred tax asset, net		27,185,409
Mutual fund commissions receivable		5,888,208
Deposits with clearing organizations and others		9,498,691
Other assets		35,784,485
Total assets	$	3,360,394,350
Liabilities and equity:		
Short-term bank loans	$	204,138,752
Payable to brokers, dealers and clearing organizations:		
Securities loaned		2,134,585,561
Clearing organizations		4,601,790
Securities failed to receive		2,367,655
Payable to customers		193,584,627
Securities sold, not yet purchased, at fair value		119,267,482
Deferred rent payable		18,456,890
Accrued compensation		206,899,639
Securities sold under agreements to repurchase		27,456,170
Other liabilities		40,976,060
		2,952,334,626
Liabilities subordinated to the claims of general creditors		235,000,000
Member's equity		169,389,663
Accumulated other comprehensive income		3,670,061
Total liabilities and member's equity	$	3,360,394,350

See accompanying notes

1. Organization

Janney Montgomery Scott LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission ("SEC"), a registered introducing broker with the U.S. Commodities and Futures Trading Commission ("CFTC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Industry Protection Corporation ("SIPC") and a member of the National Futures Association ("NFA"). The Company engages in a broad range of activities in the private wealth management, equity, and fixed income capital markets. Janney Capital Management is a wholly owned subsidiary of the Company and consolidated for financial statement purposes. The Company is a wholly owned subsidiary of Independence Square Properties LLC (the "Member"), which is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual").

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the Consolidated Statement of Financial Condition in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Change in Accounting Principle

Accounting Standards Update ("ASU") 2018-02, *Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income*, was issued on February 14, 2018 and permits a company to reclassify the income tax effects of the Tax Cuts and Jobs Act of 2017 (the "2017 Tax Act") on items within accumulated other comprehensive income to retained earnings. The Company elected to early adopt the standard as of the beginning of the period for the consolidated financial statements for the year ended December 31, 2017 and reclassified stranded tax effects of $650,390 from accumulated other comprehensive income to retained earnings.

Cash and Cash Equivalents

Cash and cash equivalents include deposits held at financial institutions, which are available for the Company's use with no restrictions, with original maturities of 90 days or less. At December 31, 2017 the Company did not have any cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Segregated Cash

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, a broker-dealer carrying client accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. At December 31, 2017 the Company did not have a requirement to segregate cash in a special reserve account for the benefit of customers.

The Company conducts a fully paid lending program, in which customers agree to make available their fully paid securities to be loaned to third parties in exchange for a fee. At December 31, 2017, the Company held cash collateral of $12,022,500 in a segregated account for the exclusive benefit of customers.

Securities Transactions

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition. The Company reserves for doubtful accounts when the customer receivable becomes partially unsecured.

Securities owned, at fair value and securities sold, not yet purchased, at fair value are valued at quoted market prices except for certain fixed income instruments whose fair value is determined by matrix pricing utilized by a recognized independent pricing service, which management believes to approximate fair value. Firm inventory positions are not typically held for more than thirty days.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit 102% of the contract value with cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral of 102% of the contract value in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the fair value of securities borrowed or loaned. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary. At December 31, 2017, the Company had securities borrowed of $2,123,425,509 and securities loaned of $2,134,585,561, which were collateralized by securities of $2,063,747,166 and $2,065,457,303, respectively.

2. Summary of Significant Accounting Policies (continued)

Repurchase Agreements

Repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. To ensure that the market value of the underlying collateral remains sufficient, the securities are valued daily, and collateral is obtained from or returned to the counterparty when contractually required. At December 31, 2017, the Company had open repurchase agreements with one counterparty of $27,456,170, which were collateralized by securities of $28,890,693.

Financial Instruments

The Company's financial instruments are measured at fair value in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurement and Disclosures*. ASC 820 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes actively traded exchange traded-funds, mutual funds, and equity securities.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate fixed income securities, certificates of deposit, unit investment trusts, government and agency obligations, and municipal debt securities.

- Level 3 inputs are unobservable inputs for the asset or liability, and are used in situations where there is little if any, market activity for the asset or liability. This category includes auction rate securities, and certain equity and fixed income securities not actively traded.

2. Summary of Significant Accounting Policies (continued)

Valuation Techniques

The Company generally utilizes third-party pricing services to value investment securities. The Company reviews the methodologies and assumptions used by the third-party pricing services and evaluates the values provided, principally by comparison with other available market quotes for similar instruments and/or analysis based on third-party market data. As a result of the review, the Company may occasionally adjust certain values provided by the third-party pricing service when the adjusted price most appropriately reflects the fair value of the particular security.

Equity securities (corporate stocks) – All equity securities that are publically traded stocks with observable prices in active markets receive a Level 1 rating, the highest in the hierarchy. Equity securities which are not actively traded, but which are priced based on similar assets traded in active markets are given a Level 2 rating. All equity securities that are not actively traded and are valued with unobservable inputs significant to the measurement are classified as Level 3.

Corporate obligations – Corporate obligations which are priced based on similar assets traded in active markets or other observable inputs are given a Level 2 rating.

Government and agency obligations – The fair values of government and agency obligations are based on observable market data and are therefore classified as Level 2 securities.

Municipal obligations – Municipal obligations are valued daily using current market data and are categorized as Level 2 securities. In order to validate reasonability, prices are reviewed through comparison with directly observed recent market trades or comparison of all significant inputs used in the validation to management's observations of those inputs in the market.

Employee Loans and Advances

The Company provides certain financial consultants with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally repayable through bonuses over a three to ten year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for uncollectible amounts for these terminated employees based on historical collection rates and management's knowledge of the circumstances of individual loans. Employee loans of $177,155,780 are net of reserve for uncollectible amounts of $226,175 and the corresponding accrued bonuses of $15,333,333 are included in accrued compensation in the Consolidated Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Taxes

For income tax reporting purposes, the Company is treated as a disregarded entity and its income is included within a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a benefits for loss basis and makes the required tax payments to Penn Mutual.

Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized. The Company accounts for income taxes according to ASC 740, *Income Taxes*.

Penn Mutual, as a mutual insurance company, is generally not subject to state income taxes. As a result, the Company, as a disregarded entity for federal tax purposes, has limited state income tax liability.

Investments in Partnerships

The Company invests in limited partnerships and limited liability companies which, in accordance with ASC 810, *Consolidation Topic*, do not meet the requirements for consolidation. Within these investments are two non-managing interests in limited partnerships (the "LPs") in which the Company has a material interest but is not the primary beneficiary under ASC 810. The Company's determination of the primary beneficiary for each of the LPs for which it has a material interest requires judgment based on all relevant facts and circumstances, including the following: (1) our risk of loss is limited to our investment in the LPs, and (2) the Company does not have controlling interest or any management input into the operations of the LPs. The LPs were organized in February 2000 and November 2005 for the purpose of investing in start-up entities with the goal of capital appreciation.

The Company accounts for the value of the investments at their underlying GAAP equity. Distributions that are recorded as return on capital reduce the carrying value of the limited partnership investment. Due to the timing of the valuation data received from the general partner, these investments are reported in accordance with the most recent valuations received, which are primarily on a one quarter lag, with consideration for changes in the value of the underlying investments during the fourth quarter. Refer to Note 3 for additional information.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation on leasehold improvements is provided on a straight-line basis over the length of the lease. Furniture and equipment are depreciated using the straight-line method generally over three to seven years. As of December 31, 2017 furniture and equipment and leasehold improvements are $58,107,240 and $51,971,794, respectively. Accumulated depreciation on furniture and equipment and leasehold improvements are $49,256,820 and $29,747,100, respectively. Also included in furniture, equipment and leasehold improvements are the grant contra assets and relative accumulated depreciation of $10,510,000 and $4,008,780, respectively. Please see Grant Agreement note below.

Grant Agreement

In 2012 the Company received grants from the Commonwealth of Pennsylvania under the Redevelopment Authority Capital Program ("RACP") and Opportunity Grant Program. The grants allow for reimbursement of eligible capital expenditures after demonstrating compliance with special conditions of the program, which include, but are not limited to, requesting bids, usage of domestic steel in manufacturing, providing union payrolls, etc. Under the Opportunity Grant Program the Grant was awarded based on the Company meeting certain future contingencies which include headcount growth, minimum private investment, and the Company remaining at the project site for a minimum of five years. The State retains the right to pursue repayment of the grants, or withhold reimbursement of funds if the special conditions are not met. As of December 31, 2017, the Company has accrued $196,000 as repayment to the Commonwealth of Pennsylvania for not complying with certain special conditions, which is included in other liabilities on the Consolidated Statement of Financial Condition.

The Company is following the guidance from International Accounting Standard ("IAS") No. 20, *Accounting for Government Grants and Disclosure of Government Assistance*, to account for the grant funds. The funds received from the grant are recorded to the Consolidated Statement of Financial Condition under "Furniture, equipment, and leasehold improvements at cost" as contra assets, so that they are matched on the Consolidated Statement of Financial Condition as an offset to the specific assets for which the Company received reimbursement. As of December 31, 2017, the Company had $6,501,220 in deferred grant revenue recorded as contra assets in the Consolidated Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Leases

The Company leases office space under operating leases. The lease commences on the earlier of the date the Company becomes legally obligated for the rent payments or the date on which the Company takes possession of the property. For tenant improvement allowances, the Company records a liability in deferred rent payable on the Consolidated Statement of Financial Condition. See Note 10 for further information on our lease commitments.

Derivative Financial Instruments

The Company maintains a deferred award program for its financial advisors in which awards are granted based on prior year gross production as discussed more fully in Footnote 12. These awards cliff vest over five or seven year periods. Financial advisors must be present at the time of vesting to be paid the award. The Company allows the financial advisors to select from a menu of investment options upon which the applicable cumulative investment gains or losses will be paid at the time of full vesting. Beginning with the award granted in 2013, the Company, in order to hedge its market risk associated with these elections, uses a total return swap designated as a cash flow hedge under ASC 815, *Derivatives and Hedging*, in order to provide the market returns and match the appropriate gains/losses on the hedge to the associated compensation liability. Net cash settlements are passed between the parties on a monthly basis and then reestablished each month based on the current market value and any cumulative changes in the underlying elections by the financial advisors. Cash collateral is posted throughout the month on any market movements in excess of $100,000. Collateral of $1,060,000 was exchanged between the parties to satisfy any margin requirements as of December 31, 2017. The maximum length of time which the Company is hedging its exposure to the variability in future cash flows is seven years.

At inception, the Company determined that the total return swap met the criteria for hedge accounting. Ongoing effectiveness evaluations are made for the total return swap that is designated and qualifying as a hedge.

The Company enters into US Treasury bond and note futures contracts as part of its fixed income business, to manage interest rate risk associated with its municipal bond inventory. These positions are executed directly with another financial institution, which requires the Company to maintain a minimum margin with the institution. Variation margin and intra-day margin may also be required if the market moves against the underlying positions. As of December 31, 2017 the Company had a net receivable with the counterparty of $1,753,791 recorded in other assets on the Consolidated Statement of Financial Condition, which consisted of $1,301,087 in cash and $452,704 in unrealized gains.

2. Summary of Significant Accounting Policies (continued)

The following table provides the notional value and fair value of the Company's derivative instruments as of December 31, 2017:

	Number of Contracts	Notional Value	Consolidated Statement of Financial Condition	Receiavble/(Payable) Fair Value
Derivatives designated as hedging instruments:				
Total return swap	5	$ 74,646,142	Other liabilities	$ (158,680)
Derivatives not designated as hedging instruments:				
Treasury futures	10	$ 122,457,805	Other assets	$ 1,753,791

3. Fair Value Measurements

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 2 to these financial statements for a further discussion on the Company's policies. The Company had no transfers of financial instruments between Levels during the fiscal year ended December 31, 2017.

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2017:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Totals
Assets				
Securities owned, at fair value				
Equities, ETFs, & options	$ 175,241	$ -	$ 45,216	$ 220,457
Preferred stock	-	13,258,250	1,603	13,259,853
Auction rates	-	-	225,000	225,000
Corporate bonds	-	73,157,437	7,885	73,165,322
Municipal bonds	-	125,270,947	7,744	125,278,691
Government and agency obligations	-	121,361,674	-	121,361,674
Total securities owned, at fair value	**$ 175,241**	**$ 333,048,308**	**$ 287,448**	**$ 333,510,997**

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Totals
Liabilities				
Securities sold, but not yet purchased, at fair value:				
Equities, ETFs, & options	$ (1,541,275)	$ -	$ -	$ (1,541,275)
Preferred stock	-	(2,032,581)	-	(2,032,581)
Corporate bonds	-	(34,616,593)	-	(34,616,593)
Municipal bonds	-	(11,279)	-	(11,279)
Government and agency obligations	-	(81,065,754)	-	(81,065,754)
Total securities sold, but not yet purchased, at fair value	**$ (1,541,275)**	**$ (117,726,207)**	**$ -**	**$ (119,267,482)**

3. Fair Value Measurements (continued)

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2017:

	Equities, ETFs, & options	Preferred stock	Auction rates	Corporate bonds	Municipal bonds	Totals
Balance, beginning of period	$ 106,889	$ 2,012	$ 218,885	$ 6,322	$ 5,569	$ 339,677
Unrealized gains (losses)	15,664	753	6,115	2,128	(949)	23,711
Realized gains (losses)	(40,780)	(28)	-	(1)	4,601	(36,208)
Purchases	4,259	32	-	2,416	2	6,709
Sales	(40,816)	(1,166)	-	(2,980)	(1,479)	(46,441)
Issuances	-	-	-	-	-	-
Settlements	-	-	-	-	-	-
Transfers in to level 3	-	-	-	-	-	-
Balance, end of period	$ 45,216	$ 1,603	$ 225,000	$ 7,885	$ 7,744	$ 287,448

The Company recognizes transfer of assets between Levels at the end of each reporting period. There were no transfers between Level 1, Level 2, or Level 3 for the year ended December 31, 2017.

The following table represents quantitative information about significant Level 3 fair value measurements:

Level 3 financial instrument	Fair value at December 31, 2017	Valuation techniques	Unobservable input	Range (weighted average)
Auction rates	$ 225,000	Recent trades	Observed trades of other comparable securities	100% of par (100%)

The following table represents the investments in partnerships measured at fair value based on NAV as a practical expedient as of December 31, 2017:

	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Co-Investment II	$ 5,069,751	$ -	N/A	N/A
Demuth	109		N/A	N/A
Draper	4,821	48,000	N/A	N/A
JMS Resources	791,968	-	N/A	N/A
Nepa	20,524	-	N/A	N/A
	$ 5,887,173	$ 48,000		

The following represent financial instruments that are not carried at fair value on the Consolidated Statement of Financial Condition:

Short-term financial instruments: The carrying amount of short-term financial instruments, including cash & cash equivalents, segregated cash, and short-term bank loans are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration. These instruments have no stated maturity and carry interest rates that approximate market rates.

Receivable and other assets: Receivables from customers, broker-dealers, and other operating receivables are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration.

3. Fair Value Measurements (continued)

COLI: These financial instruments are carried at cash surrender value of the policies, which approximates fair value.

Employee loans and advances: These financial instruments have a stated maturity with a fixed interest rate, so fair value does not approximate the carrying amount. At December 31, 2017, the Company estimated fair value of $181,426,879 based on estimated future cash flows and estimated discount rates compared to the carrying value of $177,155,780 on the Consolidated Statement of Financial Condition.

Payables: Payable to customers, broker-dealers, and other payables are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration.

Liabilities subordinated to the claims of general creditors: These financial instruments have a stated maturity with a fixed interest rate. At December 31, 2017, the Company estimated fair value of $284,298,621 based on estimated future cash flows and estimated discount rates compared to the carrying value of $235,000,000 on the Consolidated Statement of Financial Condition.

4. Short-term Bank Loans

The Company borrows from five banks in connection with the securities settlement process and to finance margin loans made to customers. At December 31, 2017, the Company had an open line of credit of $541,000,000 of which it borrowed $163,400,000. The borrowings were collateralized by customer-owned securities valued at approximately $387,615 and Company owned securities valued at $276,272,047. Certain collateral amounts exceed the minimum requirements to allow for daily fluctuations. The borrowings are demand obligations and generally require interest based upon the federal funds rate. At December 31, 2017, the weighted-average interest rate on these borrowings was approximately 1.36%. All of the remaining bank loans, which consist of overdrafts of depository accounts of $40,738,752, are not collateralized.

5. Subordinated Notes Payable

The subordinated notes payable (the "Notes") are subordinated to the claims of general creditors. The Notes may only be repaid if the Company remains in compliance with its minimum net capital requirements. The Notes were approved by FINRA and amounts borrowed against the Notes are available in computing net capital under the SEC's Uniform Net Capital Rule ("Rule 15c3-1").

Lender	Available Amount	Borrowed Amount	Maturity Date	Interest Rate
Penn Mutual	$ 65,000,000	$ 55,000,000	3/13/2029	7% - 10%
Penn Mutual	50,000,000	50,000,000	1/15/2030	7% - 10%
PA Insurance & Annuity Co*	40,000,000	40,000,000	8/19/2031	9%
Penn Mutual	80,000,000	80,000,000	1/25/2033	4%
Penn Mutual	100,000,000	10,000,000	9/15/2036	4%
	$ 335,000,000	$ 235,000,000		

*Pennsylvania Insurance & Annuity Company is a fully owned subsidiary of Penn Mutual

6. Member's Equity

The Company entered into an operating agreement with the Member which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company. The Member may require the Company to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

The Company paid quarterly distributions equal to 100% of net income, after tax, to the Member through September 30, 2017. There was no quarterly distribution accrued as of December 31, 2017 as the Company had a net loss for Q4 2017 due to a one-time write down related to the 2017 Tax Act. See Note 7 for more information.

7. Taxes

On December 22, 2017, the U.S. government enacted new tax legislation. The legislation makes broad and complex changes to the U.S. tax code and accordingly it will take time to assess and interpret the changes. Given the timing of the enactment date and impact of the legislation, the SEC issued Staff Accounting Bulletin ("SAB") 118, with similar provisions extended by the FASB staff for non-public companies. SAB 118 provisions allow registrants to implement elements of tax reform under three scenarios:

1. Measurement of certain income tax effects are complete in accordance with the new tax law.
2. Measurement of certain income tax effects can be reasonably estimated (also referred to as "provisional" amounts).
3. Measurement of certain income tax effects cannot be reasonably estimated.

SAB 118 provides that the measurement period is complete when a company's accounting is complete and in no circumstances should the measurement period extend beyond one year from the enactment date. If a company discloses elements of tax reform under scenario 2 or 3 and new information or further analysis is needed which results in a revised estimate, the revision will be considered a change in estimate recorded in the period identified rather than an error during this one year relief period.

The company has adopted the provisions of SAB 118 as of the balance sheet date December 31, 2017. Based on a preliminary understanding of the new legislation, the Company recorded a provisional charge of $18,117,891, after-tax, for the estimated impact of U.S. Tax Reform on net deferred tax assets, including the reduction in the U.S. federal corporate income tax rate. This provisional charge may change materially in the future, following a more comprehensive review of the legislation, including changes in interpretations and tax assumptions made in the valuation of policy liabilities as well as implementation of and guidance from the Internal Revenue Service and other bodies, and as a result of any future changes or amendments to that legislation.

7. Taxes (continued)

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The significant temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2017 relate to the following:

		2017
Deferred tax assets:		
Employee benefit liabilities	$	23,286,065
Depreciation		4,203,502
Accrued rent		3,875,947
Loss contingencies		21,475
Other		9,383
Total deferred tax asset		31,396,372
Deferred tax liabilities:		
Firm investments		(3,202,591)
Unrealized gain on cash flow hedge		(975,614)
Parker/Hunter intangible		(32,758)
Total deferred tax liability		(4,210,963)
Deferred tax asset, net	$	27,185,409

As of December 31, 2017, the Company has a current tax receivable $243,025 from Penn Mutual. The Company made tax payments during the year of $12,889,943 to Penn Mutual. There are no uncertain tax positions as of December 31, 2017.

The Company recognizes penalties and/or interest as a component of tax expense. As of December 31, 2017 no penalties or interest were recognized or accrued. The Company is subject to taxation in the U.S. and various state jurisdictions. The Company remains subject to examinations by U.S. Federal and state tax authorities for the tax years 2014 through 2016.

8. Net Capital Requirements

The Company is subject to Rule 15c3-1 of the SEC and the capital rules of the New York Stock Exchange ("NYSE"). The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. At December 31, 2017, the Company's net capital was $78,878,814 which was $70,763,200 in excess of 2% of aggregate debit items, as defined, and the Company's net capital percentage was 19.44%.

9. Goodwill and Intangible Assets

ASC 350, *Intangibles – Goodwill and Other*, provides that goodwill is not amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. The goodwill impairment test is a two-step test. The first step of the goodwill impairment test involves comparing the fair value of the reporting unit with its carrying value, including goodwill. In certain circumstances, the first step may be performed using a qualitative assessment. Goodwill is analyzed at least annually for impairment and more often if triggering events are identified. Management performed annual impairment testing as of September 30, 2017. Management's qualitative analysis did not indicate impairment of the goodwill asset.

In connection with a 2005 acquisition, the Company acquired $8,400,000 in identifiable customer relationship intangibles with a weighted average useful life of approximately 11 years. As of December 31, 2017, the Company had $8,244,000 in accumulated amortization on the Consolidated Statement of Financial Condition.

Estimated amortization expense on identifiable intangible assets, for each of the next five fiscal years is as follows:

2018	$ 84,000
2019	33,750
2020	17,000
2021	17,000
2022	4,250
	$ 156,000

10. Commitments and Contingencies

At December 31, 2017, the Company's future minimum rental commitments on the leases for its headquarters and 121 office locations under noncancelable operating leases were as follows:

2018	$ 19,813,860
2019	17,140,913
2020	15,029,363
2021	13,265,334
2022	10,604,597
2023 and thereafter	34,044,014
	$ 109,898,081

The Company also has additional leases which will expire during 2018, which have yet to be renewed or negotiated and are therefore not included in the chart above. Certain leases contain provisions for escalations.

10. Commitments and Contingencies (continued)

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and threatened class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which these matters are resolved. In accordance with ASC 450, *Contingencies*, the Company has established provisions for estimated losses from pending complaints, legal actions, investigations, and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursements. As of December 31, 2017, a reserve for litigation of $2,145,000 is included in other liabilities on the Consolidated Statement of Financial Condition.

The Company has investments in various partnerships to which it is required to commit a maximum amount of capital. As of December 31, 2017, the Company has contributed $10,662,255 as an investment and is committed to an additional $48,000. Under the terms of the partnership agreements, certain losses are allocated to the Company and the general partners before being allocated to the limited partners. The Company may in the future, under certain conditions, be required to contribute the additional committed capital with no resulting investment value.

The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company pre-sells such issues to manage risk exposure related to these off-balance-sheet commitments. Subsequent to December 31, 2017, such transactions settled with no material effect on the financial statements as of that date.

The Company has outstanding commitments, which the Company estimates to be approximately $47,347,273, to provide certain existing financial consultants with loans as part of the Company's recruiting strategy for key revenue producing employees. The loans will be issued if the financial consultants achieve certain revenue targets during the year.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2017, at the fair values of the related securities, and will incur a loss if the fair values of the securities increases subsequent to December 31, 2017.

The Company may hold cash or cash equivalents in certain financial institutions over and above the Federal Depository Insurance Corporation ("FDIC") insurance limits of $250,000 per bank.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and; pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

At December 31, 2017, the Company had margin loans with customers of $351,524,517 collateralized by securities of $492,134,323.

At December 31, 2017, the Company had utilized $157,997,168 of securities owned by customers as collateral for Option Clearing Corporation ("OCC") margin requirements.

12. Employee Benefit Plans

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Managers.

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after five or seven years. The participants' balances change based on a variable rate of return. At December 31, 2017, Corporate Owned Life Insurance (COLI) was held to fund this plan, which is carried at the cash surrender value of the underlying policies of $88,119,568. The Company also holds additional COLI policies to insure key financial advisors, which are also carried at the cash surrender value of the underlying policies of $23,517,981.

13. Related Party Transactions

During the year, the Company entered into transactions with Penn Mutual to provide annuity and insurance contracts to its customers as part of its normal course of business. These transactions were conducted on terms equivalent to those prevailing in an arm's length transaction.

The Company utilizes Penn Mutual's internal audit and tax support teams. As of December 31, 2017, a payable to Penn Mutual of $91,413 is included in other liabilities on the Consolidated Statement of Financial Condition for these services.

The Company has shared vendors with Penn Mutual. The Company pays the vendors and invoices Penn Mutual for their share. At December 31, 2017, a receivable from Penn Mutual of $134,830 is included in other assets on the Consolidated Statement of Financial Condition.

The Company pays interest quarterly on the Notes to Penn Mutual (see Note 5). As of December 31, 2017, interest payable of $4,081,807 is included in other liabilities on the Consolidated Statement of Financial Condition.

14. Subsequent Events

In accordance with ASC 855, *Subsequent Events*, we evaluate subsequent events that occurred after the Consolidated Statement of Financial Condition date but before the financial statements have been issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the Consolidated Statement of Financial Condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the Consolidated Statement of Financial Condition but arose after that date. The Company evaluated subsequent events through February 23, 2018, the date the consolidated financial statements were available to be issued. Based on the evaluation the Company did not identify any recognized subsequent events that would have required adjustment to the consolidated financial statements.

Supplemental Information

Schedule I

Janney Montgomery Scott LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2017

Net capital:		
Total member's equity		$ 173,059,724
Add:		
Subordinated borrowings allowable in computation of net capital		235,000,000
Total capital and subordinated borrowings		408,059,724
Deductions and/or charges:		
Nonallowable assets:		
Employee loans & advances	161,822,447	
Goodwill and intangible assets	49,757,576	
Deferred tax asset	27,185,409	
Furniture, equipment, and leasehold improvements	16,436,719	
Receivable from customers	8,192,560	
Other investments	7,934,535	
Investments in subsidiaries, partnerships, and affiliates	5,887,173	
Other assets	24,701,568	
		301,917,987
Aged fails-to-deliver		37,003
Aged short security differences and unconfirmed transfers in excess of 40 calendar days		203,595
Other deductions and/or charges		810,106
Total deductions and/or charges		302,968,691
Net capital before haircuts on securities positions		$ 105,091,033

Janney Montgomery Scott LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (continued)

December 31, 2017

Haircuts on securities positions:	
Contractual securities commitments	$ -
Trading and investment securities	26,212,219
Total haircuts on securities positions	26,212,219
Net capital	78,878,814
Computation of net capital requirement:	
2% of aggregate debit items (or $1,000,000 if greater) as shown in formula for reserve requirements	8,115,614
Excess net capital	$ 70,763,200
Net capital percentage	19.44%

The above computation does not materially differ from the Computation of Net Capital Under Rule 15c3-1 in the FOCUS Report filed as of December 31, 2017.

SEC MAIL PROCESSING
Received
FEB 28 2018
WASH, D.C.

SEC MAIL PROCESSING
Received
FEB 28 2018
WASH, D.C.

JANNEY MONTGOMERY SCOTT LLC

Consolidated Statement of Financial Condition and Supplemental Information

December 31, 2017